Exhibit 6.13

Terms of consulting arrangement between Lyons Bancorp, Inc. and Robert A. Schick

The Company and Robert A. Schick, Director and Chairman of the board of directors of the Company, have a general consulting arrangement, approved by the board of directors of the Company in January 2021, in accordance with which Mr. Schick was hired as the Company’s President and appointed Chairman of the board of directors of the Company.  Under this consulting arrangement, Mr. Schick provides the Company with a variety of services including, but not limited to, presiding over board and shareholders meetings, reviewing corporate documents and policies, and assisting the Company and Bank in maintaining strong relationships with shareholders, representatives of the Federal Reserve Bank of NY, and other industry participants.  Pursuant to this consulting arrangement, the Company pays Mr. Schick $161,475 annually and reimburses Mr. Schick quarterly for medical and dental insurance at the same levels of reimbursement provided to employees of the Bank.